November 24, 2015
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-7010

RE:	Crane Co. Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Response dated October 30, 2015
File Number: 1-01657

Dear Mr. O’Brien:
In connection with your review of the Crane Co. (the “Company”) Form 10-K for the year ended December 31, 2014, we respectfully submit the following responses to the comments included in your letter of November 10, 2015. Each of the Staff’s comments are restated in bold with our response to the comment following immediately thereafter.
We understand that you will be reviewing our responses and may have additional comments.  We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.
Note 7 – Pension and Postretirement Benefits, page 58
1. We note your response to comment 2 in our letter dated October 21, 2015. Please expand your disclosures to provide your accounting policy for calculating expected return on plan assets (ASC 715-30-35-51), the amortization of prior service costs (ASC 715-30-35-13) and amortization of actuarial gains/losses (ASC 715-30-35-18 to 25). Please tell us why there is variability in the amortization of net loss in proportion to the beginning balance in accumulated other comprehensive loss for each period presented and also for the estimated amortization for fiscal year 2015. Finally, please expand your disclosures here or within MD&A to provide investors with a description of the material factors, including quantification, that contributed to the significant decline in the net periodic benefit cost with gains recognized for fiscal year 2014 and the six-months ended June 30, 2015.
We acknowledge the Staff’s comment and advise the Staff that while the beginning of period unrecognized loss is used to determine the amortization of loss for the period, there are several reasons why the amount recognized in different periods is not proportional to the unrecognized amount at the beginning of each period, as described below:

•
We utilize the 10% corridor to determine how much of the unrecognized loss is subject to amortization.  If in one year the loss is approximately equal to the corridor then there would be very little amortization, but in the following year the loss may have increased and all of that additional loss would be subject to amortization.  In this case, the subsequent year loss amortization as a percent of the beginning of period unrecognized amount would bear no relation to the prior year ratio, even with no change in amortization period.

•
We have been freezing plans globally and when we do we are changing the amortization period from expected future working lifetime of active participants (for years with benefit accruals) to expected future lifetime of all participants (for years after the freeze) as required by ASC 715-30-35-11.

•
We consolidate 20 plans in our financial statements and these plans all have different amortization periods.  Most of our plans do not have employees earning benefits and utilize the expected future lifetime of participants, which is approximately 20 years for those plans.  Other plans where employees are accruing benefits use the expected future working lifetime of active participants, which is closer to 8 years for those plans.  As these plans are located in different countries and in some cases have separate portfolio management, the gain or loss experience is not related to the other plans in the Company portfolio.  If a plan with a very long amortization period has a large experience loss, the amortization amount in the following year for the group of plans can change in an unexpected manner.

The amortization of net loss for fiscal year 2015 is expected to be more in line with that of 2013, primarily due to the decline in both U.S. and non-U.S. interest rates of nearly 100 basis points ($6 million reduction in amortization of net loss). In addition, the 2014 actual return on plan assets of $54.7 million, or 6.3%, was also less than the expected rate of return of greater than 7.00%. Further, in the U.S., a new mortality assumption contributed to the expected increase in amortization of net loss ($2 million).
In future filings, and beginning with our 2015 Form 10-K, we will expand our disclosures to describe our accounting policy for calculating expected return on plan assets, the amortization of prior service costs and amortization of actuarial gains/losses, and to discuss the material factors, including quantification, that contributed to the significant changes in the net periodic benefit cost in Part II, Item 7, under, “Application of Critical Accounting Policies”, using the 2014 Form 10-K by way of example, as follows (we have underlined new disclosures for the convenience of the Staff):
Pension Plans. In the United States, we sponsor a defined benefit pension plan that covers approximately 21% of all U.S. employees. In the fourth quarter of 2012, we announced that pension eligible employees will no longer earn future benefits in the domestic defined benefit pension plan effective January 1, 2013. The benefits are based on years of service and compensation on a final average pay basis, except for certain hourly employees where benefits are fixed per year of service. This plan is funded with a trustee in respect to past and current service. Charges to expense are based upon costs computed by an independent actuary. Contributions are intended to provide for future benefits earned to date. A number of our non-U.S. subsidiaries sponsor defined benefit pension plans that cover approximately 11% of all non-U.S. employees. The benefits are typically based upon years of service and compensation. These plans are generally funded with trustees in respect to past and current service.
The expected return on plan assets component of Net Periodic Benefit Cost is determined by applying the assumed expected return on plan assets to the fair value of plan assets. For one of the U.K. pension plans, a market-related value of assets is used in lieu of the fair value of plan assets for this purpose. The net actuarial loss (gain) is amortized to the extent that it exceeds 10% of the greater of the fair value of plan assets and the projected benefit obligation. The amortization period is the average life expectancy of plan participants for most plans. The amortization period for plans with a significant number of active participants accruing benefits is the average future working lifetime of plan participants. The prior service cost (credit) is amortized over the average future working lifetime of plan participants whose prior service benefits were changed.
The net periodic pension (benefit) cost was $(12) million, $5 million and $20 million in 2014, 2013 and 2012, respectively. The reasons for the difference between the net periodic pension benefit gain of $12 million in 2014, and the $5 million loss in 2013, included the return on plan assets in 2013 being $56 million higher than expected ($13 million reduction in net periodic benefit cost), as well as closure of certain defined benefit plans in our U.K. operations recognized at the end of 2013 ($5 million reduction in net periodic benefit costs). In the United States, the increase in discount rate from 4.20% to 4.90% also contributed to the gain of $12 million. Employer cash contributions were $24 million, $15 million and $4 million in 2014, 2013 and 2012, respectively, to our U.S. defined benefit pension plan. We expect, based on current actuarial calculations, to contribute cash of approximately $17 million to our pension plans in 2015. Cash contributions in subsequent years will depend on a number of factors including the investment performance of plan assets.
For the pension plans, holding all other factors constant, a decrease in the expected long-term rate of return on plan assets by 0.25 percentage points would have increased U.S. 2014 pension expense by $1.0 million for U.S. pension plans and $1.1 million for non-U.S. pension plans. Also, holding all other factors constant, a decrease in the discount rate used to determine net periodic pension cost of 0.25 percentage points would have increased 2014 pension expense by $0.2 million for U.S. pension plans and $0.8 million for non-U.S. pension plans.
The following key assumptions were used to calculate the benefit obligation and net periodic cost for the periods indicated:

	Pension Benefits
December 31,	2014	2013	2012
Benefit Obligations
U.S. Plans:
Discount rate	4.10%	4.90%	4.20%
Rate of compensation increase	N/A	3.50%	3.50%
Non-U.S. Plans:
Discount rate	3.01%	4.05%	3.93%
Rate of compensation increase	2.40%	2.56%	3.14%
Net Periodic Benefit Cost
U.S. Plans:
Discount rate	4.90%	4.20%	5.00%
Expected rate of return on plan assets	7.75%	7.75%	8.25%
Rate of compensation increase	N/A	3.50%	3.50%
Non-U.S. Plans:
Discount rate	4.05%	3.93%	4.56%
Expected rate of return on plan assets	7.01%	7.01%	7.00%
Rate of compensation increase	2.56%	3.14%	3.89%
The long term expected rate of return on plan assets assumptions were determined with input from independent investment consultants and plan actuaries, utilizing asset pricing models and considering historic returns. The discount rates we used for valuing pension liabilities are based on a review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligation.
In future filings, and beginning with our 2015 Form 10-K, we will provide similar disclosures as noted above in our pension note to the consolidated financial statements.
In future filings on Form 10-Q, we will expand our pension disclosure to discuss the material factors, including quantification that contributed to the significant changes in the net periodic benefit cost (using the June 30, 2015 Form 10-Q by way of example), as follows:
Net periodic pension benefit gain was $3.4 million for the first six months of 2015 compared to $5.9 million gain for the first six months of 2014. The decrease in net periodic pension benefit gain reflected a $2 million impact of a decline in average discount rates both in the U.S. ( where discount rate decreased from 4.90% to 4.10%) and in the rest of the world (where the average discount rate decreased from 4.05% to 3.01%), and the $2 million impact of the adoption of new mortality assumptions in the U.S., partially offset by higher Company contributions, the impact of favorable foreign exchange and other demographic factors totaling approximately $1 million.
Note 14 – Segment Information, page 81

2. We note your response to comment 4 in our letter dated October 21, 2015. Please tell why it would be impracticable to provide revenues from external customers by product in light of your inclusion of this information within MD&A on a periodic basis. Please provide us with a more comprehensive discussion of the types of products within each reportable segment include the similarities and differences between the types of products. In this regard, we note your discussion within the Business section of your Form 10-K:

•	Fluid Handling consists of valves, pumps, lined pipes and instrumentation.

•	Payment & Merchandising Technologies consists of payment systems and vending equipment.

•	Aerospace & Electronics consists of landing systems, sensing and utility systems, fluid management, cabin systems, power solutions, microwave systems, and microelectronics.

•	Engineered Materials consists of fiberglass-reinforced plastic panels.
Based on the above, the only reportable segment with one primary product line is Engineered Materials. We further note that you are currently providing quantified sales information within MD&A at the same primary product line levels noted in the Business section for Fluid Handling and Aerospace & Electronics with sales directional information within MD&A at the same primary product line levels noted in the Business section for Payment & Merchandising Technologies.

We acknowledge the Staff’s comment and advise the Staff that the products within each segment are appropriately aggregated as they share similar production processes, including custom design, development of custom tooling and patterns, and similar methods of distribution, including direct sales to our customers. Notwithstanding the above, we acknowledge that our products can be further disaggregated and be reported based on the various end markets that we serve (and consistent with our discussion within the MD&A) as described below:

•	Our Fluid Handling segment primarily consists of businesses that serve the process industries and commercial end markets.

•
Our Payment & Merchandising Technologies segment consists of two businesses, Crane Payment Innovations, which provides high technology payment acceptance and dispensing products to original equipment manufacturers and Merchandising Systems, which provides vending equipment and related solutions to vending operators and food and beverage companies.

•
Our Aerospace & Electronics segment consists of businesses that supply critical components and systems, including original equipment and aftermarket parts, primarily for the commercial and military end markets.

•
Our Engineered Materials segment manufactures fiberglass-reinforced plastic panels and coils (“FRP”), primarily for use in the manufacturing of recreational vehicles, truck bodies and trailers (Transportation), with additional applications in commercial and industrial buildings (Building Products).

As such, in future filings, and beginning with our 2015 Form 10-K, we will augment our segment disclosure in our notes to the consolidated financial statements as follows:

The table below presents net sales by product line for each segment:

(in millions)	2015	2014	2013
Fluid Handling
Process Valves and Related Products	$ XXX	$ 815.1	$ 829.9
Commercial Valves	XXX	352.3	356.2
Other Products	XXX	96.3	102.5
Total Fluid Handling	$ XXX	$ 1,263.7	$ 1,288.6

Payment & Merchandising Technologies
Payment Acceptance and Dispensing Products	$ XXX	$ 512.6	$ 201.0
Merchandising Equipment	XXX	199.4	179.6
Total Payment & Merchandising Technologies	$ XXX	$ 712.0	$ 380.6

Aerospace & Electronics
Commercial Original Equipment	$ XXX	$ 133.9	$ 133.1
Military and Other Original Equipment	XXX	52.3	53.7
Commercial Aftermarket Products	XXX	350.7	340.5
Military Aftermarket Products	XXX	159.1	166.5
Total Aerospace & Electronics	$ XXX	$ 696.0	$ 693.8

Engineered Materials
FRP - Recreational Vehicles	$ XXX	$ 131.5	$ 111.5
FRP - Building Products	XXX	81.7	86.1
FRP - Transportation	XXX	40.1	34.7
Total Engineered Materials	$ XXX	$ 253.3	$ 232.3

Total Net Sales	$ XXX	$ 2,925.0	$ 2,595.3

We further note that the aggregation of our products by end markets is consistent with how we present information to our investors and is in line with our MD&A discussion as well as our quarterly earnings release presentation materials.
We also advise the Staff that we intend to update “Part I – Item 1. Business” section of future filings, and beginning with our 2015 Form 10-K to better align the product line discussion with this expanded segment information disclosure.
In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company's changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company's filings, and

•	The Company will not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7240.

Respectfully,

Richard A. Maue
VP Chief Financial Officer

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